11216 Waples Mill Rd Suite 100 Fairfax, VA 22030	www.thinkgeek.com Phone: (888) 433-5788 Fax: (703) 839-8611

January 3, 2014
VIA E-MAIL and EDGAR

Ms. Mara Ranson
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:        Comment Letter Extension for Geeknet, Inc. (SEC File No. 000-28369)
               Annual Report on Form 10-K for the Year Ended December 31, 2012
               Definitive Proxy Statement Filed March 27, 2013

Dear Ms. Ranson:

We received your comment letter dated December 19, 2013, relating to your review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and our Definitive Proxy Statement filed on March 27, 2013.  In order to fully address all of the points raised in your comment letter, especially given the holidays, we believe that it will require additional time to sufficiently consider and respond to such comments.  This letter confirms our January 3, 2014 conversation with Lisa Kohl regarding a request for an extension of time necessary to respond to your letter.  We anticipate submitting a response to your letter on or before January 20, 2014.

Should you have any additional questions, please contact me by phone at (703) 673-0060 or e-mail at ksomers@thinkgeek.com.  We will be pleased to provide any additional information that may be necessary.  Thank you.

Sincerely yours,

/s/ Kirk L. Somers

Kirk L. Somers
Executive Vice President, General Counsel and Chief Administrative Officer

cc:          Kathryn McCarthy, Chairperson, President and Chief Executive Officer
Julie Pangelinan, Chief Financial Officer

www.thinkgeek.com